SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 9, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Free Translation

Fitch Assigns Rating of “AA(bra)” to Brasil Telecom S.A.’s 3rd Debentures Issuance

Brasília, Brazil, August 09, 2004 – BRASIL TELECOM S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4) and BRASIL TELECOM PARTICIPAÇÕES S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) announce that Fitch Ratings (“Fitch”) assigned its Long-term National Rating of “AA(bra)” to the third public debentures issuance of Brasil Telecom S.A. (“Brasil Telecom”), in total nominal value of R$500 million, to be issued in one series, having a 5-year tenor and final maturity on July 5, 2009. The outlook on the rating is stable.

Fitch also affirmed the national long-term ratings of “AA-(bra)” assigned to Brasil Telecom Participações S.A. (“Brasil Telecom Participações”) and “AA(bra)” assigned to Brasil Telecom and its second debentures issuance. In addition, Fitch affirmed the international ratings of “BB+” assigned to Brasil Telecom Participações’ Local Currency debt and the “BBB-” to Brasil Telecom. The outlook for all ratings is stable.

Fitch highlighted that “the ratings reflect the company’s solid market position, low volatility of its cash flow and the manageable levels of its debt.” According to the agency “the ratings also consider the higher competition and the current regulatory risk that Brasil Telecom bears.” Fitch also stressed that “the liquidity position of Brasil Telecom is solid, due to the cash balance of R$2.9 billion as of March 31, 2004, [and] strong profitability.”

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer